AEGIS CAPITAL CORP.
810 Seventh Avenue, 18th Floor
New York, New York 10019

February 9, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561100 F Street, N.E.
Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	CollabRx, Inc.
Acceleration Request for Registration Statement on Form S-1, as amended
File No. 333-199477

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the underwriter in connection with the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of CollabRx, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time on February 11, 2015, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Anthony Monaco
Name: Anthony Monaco
Title: Chief of Compliance